UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Essent Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G3198U102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G3198U102

1.	NAMES OF REPORTING PERSONS RenaissanceRe Ventures Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0441551
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,032,575
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,032,575
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,575
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

CUSIP No. G3198U102

1.	NAMES OF REPORTING PERSONS Renaissance Other Investments Holdings II Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0599008
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,032,575
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,032,575
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,575
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

CUSIP No. G3198U102

1.	NAMES OF REPORTING PERSONS RenaissanceRe Holdings Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0141974
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,032,575
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,032,575
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,575
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

Item 1.

(a)	Name of Issuer

Essent Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Clarendon House

2 Church Street

Hamilton, Bermuda HM 11

Item 2.

(a)	Name of Person Filing

This schedule is filed on behalf of RenaissanceRe Ventures Ltd. (“RenaissanceRe Ventures”), a Bermuda exempted company and wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd. (“ROIHL II”), a Bermuda exempted company. ROIHL II is a wholly owned subsidiary of RenaissanceRe Holdings Ltd. (“RenaissanceRe Holdings”), a Bermuda exempted company.

(b)	Address of Principal Business Office or, if None, Residence

Each of RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings have a principal business address of:

Renaissance House

12 Crow Lane

Pembroke HM19

Bermuda

(c)	Citizenship

Each of RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings are Bermuda exempted companies.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

G3198U102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings each may be deemed to beneficially own 5,032,575 shares of the Common Stock of the Issuer.

(b)	Percent of Class:

5.82%*

*	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	5,032,575

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	5,032,575

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	RenaissanceRe Ventures Ltd.

By:	/s/ Stephen H. Weinstein
Name:	Stephen H. Weinstein
Title:	Senior Vice President, General Counsel and Secretary
Date:	February 11, 2014

By:	Renaissance Other Investments Holdings II Ltd.

By:	/s/ Stephen H. Weinstein
Name:	Stephen H. Weinstein
Title:	Senior Vice President, General Counsel and Secretary
Date:	February 11, 2014

By:	RenaissanceRe Holdings Ltd.

By:	/s/ Stephen H. Weinstein
Name:	Stephen H. Weinstein
Title:	Senior Vice President, General Counsel and Secretary
Date:	February 11, 2014

EXHIBIT A

Item 7 Information

The securities being reported on by RenaissanceRe Holdings Ltd., a Bermuda exempted company, as parent holding company, are owned, or may be deemed to be beneficially owned, by RenaissanceRe Ventures Ltd., a Bermuda exempted company and a wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd., a Bermuda exempted company and wholly owned subsidiary of RenaissanceRe Holdings Ltd.